601 Lexington Avenue New York, New York 10022
Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

April 15, 2013

Via EDGAR and Hand Delivery

Jay Ingram

Legal Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Taminco Corporation
Amendment No. 6 to Registration Statement on Form S-1
Filed April 15, 2013
File No. 333-185244

Dear Mr. Ingram:

On behalf of Taminco Corporation (formerly Taminco Acquisition Corporation), a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 12, 2013, to Kurt Decat, Chief Financial Officer of the Company, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 6 to the Registration Statement (the “Amendment No. 6”), which reflects these revisions and updates and clarifies certain other information.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

April 15, 2013

Dilution, page 43

1.	Staff’s Comment: Please provide us with the calculations supporting your dilution table.

Response: In response to the Staff’s comment and based on the Company’s telephonic discussions with the Staff on April 12, 2013, the Company has revised the dilution table on page 43.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

Critical Accounting Policies, page 63

Share-Based Compensation, page 64

2.	Staff’s Comment: We note your response to prior comment two, from our letter dated April 4, 2013, and the revision to your registration statement. It appears to us that the significant change in your capital structure, resulting from the $243 million return of capital to your shareholders, would have also reduced the estimated share value used for the fair value calculation by $4.96. Please advise or revise your table as appropriate.

Response: In response to the Staff’s comment, the Company has revised the “estimated share value used for fair value calculation” columns in the table on page 65 to account for the reduction of $4.96 per share as a result of the extraordinary cash dividend. In response to the Company’s telephonic conversation with the Staff on April 12, 2013, the Company respectfully advises the Staff that the difference in the estimated share value as of the fourth quarter of 2012 and the midpoint of the estimated initial public offering price range is attributable to the reduction of $4.96 per share as a result of the extraordinary cash dividend, the overall increase in equity markets for specialty chemical companies, increased financial performance of the Company and increased trading liquidity with a public market due to the initial public offering.

April 15, 2013

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff, Esq.

cc:	Mr. Kurt Decat

Mr. Edward Yocum